May 20, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Real Estate and Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Pearlyne Paulemon; David Link

Re:	Pelican Acquisition Corporation Registration Statement on Form S-1 File No. 333-286452

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Pelican Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on May 22, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Celine and Partners, PLLC, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

EarlyBirdCapital, Inc.

By:	/s/ Michael Powell
Name:	Michael Powell
Title:	Sr. Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]